PROSPECTUS SUPPLEMENT NO. 3 (TO PROSPECTUS DATED SEPTEMBER 23, 2021)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-259509
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This prospectus supplement updates and supplements the prospectus dated September 23, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-259509). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 1.01, Item, 3.02, and Exhibit 10.1 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2022 (the “Current Report on Form 8-K”). Accordingly, we have attached the entirety of the Current Report on Form 8-K to this prospectus supplement. As noted in the Current Report on Form 8-K, Item 2.02, Item 7.01, and Exhibit 99.1 shall not be deemed incorporated by reference into the Prospectus.
You should read this prospectus supplement in conjunction with the Prospectus, including any amendments or supplements to it. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. You should not assume that the information provided in this prospectus supplement, the Prospectus or any prior prospectus supplement is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus, or any prior prospectus supplement, nor any sale made hereunder or thereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus or any prior prospectus supplement is correct as of any time after the date of that information.
Our Common Stock and Public Warrants are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “XOS” and “XOSWW,” respectively. On March 25, 2022, the closing price of our Common Stock was $3.20 and the closing price for our Public Warrants was $0.42.
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See the section entitled “Risk Factors” beginning on page 7 of the Prospectus, as updated and supplemented by the section entitled “Risk Factors” in this prospectus supplement and under similar headings in any further amendments or supplements to the prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 28, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 23, 2022
XOS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39598	98-1550505
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3550 Tyburn Street Los Angeles, California	90065
(Address of principal executive offices)	(Zip Code)

(818) 316-1890
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	XOS	Nasdaq Global Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	XOSWW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.    Entry into a Material Definitive Agreement.
On March 23, 2022, Xos, Inc. (the “Company”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with YA II PN, Ltd. (“Yorkville”). Yorkville is a fund managed by Yorkville Advisors Global, LP, headquartered in Mountainside, New Jersey.
Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to sell to Yorkville up to $125,000,000 of its shares of common stock, par value $0.0001 per share, at the Company’s request any time during the 36 months following the execution of the Purchase Agreement. At the Company’s option, the shares would be purchased at either (i) 97% of the average VWAP (as defined below) during the three consecutive trading days commencing on the notice date (an “Option 1 Advance”) or (ii) 95% of the closing VWAP during the first trading day commencing on notice date (an “Option 2 Advance”). The Company may also specify a certain minimum acceptable price per share in each sale that it requests under the Purchase Agreement (an “Advance”). “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s common stock for such date on the Nasdaq Global Market (“Nasdaq”) as reported by Bloomberg L.P. during regular trading hours.
Each Advance may be for a number of shares of common stock with an aggregate value of up to $20,000,000. Except as otherwise may be agreed by the Company and Yorkville, each Option 1 Advance and Option 2 Advance would be further limited to 150% or 50%, respectively, of the average trading volume during the three trading days preceding the Advance notice. Moreover, under the applicable Nasdaq rules, in no event may Yorkville purchase any shares that would result in it owning more than 19.99% of the Company’s outstanding common stock as of the date of the Purchase Agreement (the “Exchange Cap”). The Exchange Cap will not apply under certain circumstances, including if the average price of all applicable sales of common stock under the Purchase Agreement equals or exceeds a certain minimum price.
Yorkville’s obligation to purchase shares of common stock pursuant to the Purchase Agreement is subject to a number of conditions, including that a registration statement (the “Registration Statement”) be filed with the Securities and Exchange Commission (the “SEC”), registering the Commitment Fee Shares (as defined below) and the shares to be issued pursuant to an Advance under the Securities Act of 1933, as amended (the “Securities Act”), and that the Registration Statement is declared effective by the SEC.
As consideration for Yorkville’s commitment to purchase shares of common stock at the Company’s direction upon the terms and subject to the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, the Company issued 18,582 shares of common stock to Yorkville (the “Commitment Shares”).
The foregoing is a summary description of certain terms of the Purchase Agreement. For a full description of all terms, please refer to the copy of the Purchase Agreement that is filed herewith as Exhibit 10.1 to this Current Report on Form 8‑K and is incorporated herein by reference.
This Current Report on Form 8‑K shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.
Item 2.02.    Results from Operations and Financial Condition.
On March 28, 2022, the Company issued a press release announcing its financial position as of December 31, 2021, results of operations for the three months and year ended December 31, 2021 and other related information. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
In accordance with General Instruction B.2 of Form 8-K, the information included in this Item 2.02, including Exhibit 99.1 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing made by the Company under the Exchange Act or the Securities Act, except as shall be expressly set forth by specific reference in such a filing.

Item 3.02.    Unregistered Sales of Equity Securities.
The information contained above in Item 1.01 is hereby incorporated by reference into this Item 3.02.
In the Purchase Agreement, Yorkville represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). The securities referred to in this Current Report on Form 8-K are being issued and sold by the Company to Yorkville in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act.
Item 7.01.    Regulation FD Disclosure.
The information contained above in Item 2.02 is hereby incorporated by reference into this Item 7.01.
In accordance with General Instruction B.2 of Form 8-K, the information included in this Item 7.01, including Exhibit 99.1 hereto, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing made by the Company under the Exchange Act or the Securities Act, except as shall be expressly set forth by specific reference in such a filing.
Item 9.01.    Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Equity Purchase Agreement, dated March 23, 2022, between Xos, Inc. and YA II PN, LTD
99.1	Press Release dated March 28, 2022
104	iXBRL language is updated in the Exhibit Index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 28, 2022

XOS, INC.

By:	/s/ Kingsley Afemikhe
Kingsley Afemikhe
Chief Financial Officer